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October 25, 2010	direct dial 202 508 5817 direct fax 202 204 5632 scbrown@kilpatrickstockton.com

Mr. Michael Clampitt

Attorney – Advisor

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F Street, NE

Washington, DC 20549-4561

Re:	SI Financial Group, Inc.
Form S-1, filed September 10, 2010
File No. 333-169302

Dear Mr. Clampitt:

On behalf of SI Financial Group, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form S-1 filed on September 10, 2010 (the “Registration Statement”).

The Amended Registration Statement is filed in response to the staff’s comment letter issued on October 7, 2010. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments. The prospectus also reflects revised disclosure in response to comments received from the Office of Thrift Supervision (“OTS”) on SI Bancorp, MHC’s Application on Form AC and the Company’s Application on Form H-(e)-1-S. A copy of the OTS response letter, which includes all OTS comments and the Company’s responses, has been included with this filing.

Form S-1 filed September 10, 2010

Comment No. 1:

Please provide a recent developments section to disclose the results for the third quarter of 2010, to the extent that this information is available, together with a discussion of these results.

Michael Clampitt

U.S. Securities and Exchange Commission

October 25, 2010

Response to Comment No. 1:

The requested disclosure has been added beginning on page 26 of the prospectus.

Cover

Comment No. 2:

Please clarify here, and where applicable throughout the document that SI Financial Group Foundation, Inc. will not receive any of your shares in connection with the conversion and offering.

Response to Comment No. 2:

Additional disclosure clarifying that SI Financial Group Foundation will not receive shares in connection with the conversion and offering has been added to the cover page and pages 4, 12 and 138 of the prospectus.

Summary

SI Financial Group, Inc. page 1

Comment No. 3:

Please indicate how many of the 11,777,496 outstanding shares are held by the public.

Response to Comment No. 3:

The requested disclosure has been added to page 1 of the prospectus.

Reasons for the Conversion and Offering, page 5

Comment No. 4:

Please revise the final bullet point to include some more specific information regarding the financial regulatory reform legislation as well as a cross reference to your Regulation and Supervision section.

Response to Comment No. 4:

Additional disclosure regarding the financial regulatory reform legislation and the requested cross reference has been added to page 5 of the prospectus.

Michael Clampitt

U.S. Securities and Exchange Commission

October 25, 2010

The Exchange of Existing Shares of SI Financial Group Common Stock, page 8

Comment No. 5:

Please revise footnote 1 to indicate that the $8.00 share is the “offering price” rather than the “market price.”

Response to Comment No. 5:

The requested change has been made to page 8 of the prospectus.

Pro Forma Data, page 28

Comment No. 6:

Revise to include a line item for the portion of the offering proceeds you intended to contribute to SI Financial Group, Inc.

Response to Comment No. 6

The requested disclosure has been added to pages 9 and 32 of the prospectus.

Comment No. 7:

We note the 2005 Equity Incentive Plan line item under the title Stock Options on page 11 and the related column of estimated value of shares in the amount of $2,365 as well as note 6 to the tabular presentation. Please advise the staff as to the computation of this amount as it appears that the fair value of stock options granted or available for grant has been estimated at $3.71 vs. the disclosed fair value amount of $2.77 per option. Also, provide the related computation of the pro forma stock option expense amount under the line item Pro Forma Net Income for the minimum of the offering range at six months ended June 30, 2010 in the amount of $(110) in the tabular presentation of Pro Forma Data on page 35.

Response to Comment No. 7

Page 11 of the prospectus has been revised to reflect the estimated value of the stock options granted under the 2005 Equity Incentive Plan based on a fair value of $2.77 per share.

Michael Clampitt

U.S. Securities and Exchange Commission

October 25, 2010

The following describes the calculation of the pro forma stock option expense at the minimum of the offering range:

Fair value of stock options

Stock options available for issuance		430,304
Fair value per stock option	x	$2.78

		$1,196,245

Option will vest at a rate of 20% each year. Thus, for the six-month period, stock option expense would be 10% of the total fair value or $119,624.

Deduction

It is assumed that 25% of the stock options will be non-qualified stock options granted to directors, resulting in a tax deduction (at an assumed rate of 33%) as follows:

$119,624
x 0.25

$29,906
x 0.33

$ 9,869

The amount listed in the pro forma data equals the fair value of the stock options for the six-month period ($119,624) less the tax deduction to be realized ($9,869) or $109,775, which was rounded to $110,000 for presentation purposes.

Capitalization, page 32

Comment No. 8:

Please expand the filing to provide the disclosure required by Item 10(e) of Regulation S-K with regard to your presentation of tangible shareholders’ equity as a percentage of tangible assets.

Response to Comment No. 8

The requested disclosure has been added to page 37 of the prospectus.

Michael Clampitt

U.S. Securities and Exchange Commission

October 25, 2010

Our Business

Multi-Family and Commercial Real Estate Loans, pages 39-40

Comment No. 9:

Please revise this section to provide disclosure regarding what secures the 52% of your multi-family and commercial real estate loans that are not secured by an owner-occupied residence.

Response to Comment No. 9

The requested revisions have been made to page 45 of the prospectus.

Risk Management, page 72

Comment No. 10:

With a view towards additional disclosure, supplementally advise the staff of the aggregate amount of loans at June 30, 2010, December 31, 2009 and December 31, 2008, that were neither non-performing nor troubled debt restructurings, but that had the loan term extended.

Response to Comment No. 10

The Staff is supplementally advised that at June 30, 2010, December 31, 2009 and December 31, 2008, there were $750,000 (consisting of one loan), $767,497 (consisting of two loans) and $1,480,000 (consisting of three loans to one borrower), respectively, that were neither non-performing nor troubled debt restructurings, but that had the loan terms extended.

With regard to the loans at June 30, 2010 and December 31, 2009, the extensions were granted to allow the borrower more time to sell the underlying lots or units. In each case, the extensions were not due to the financial difficulties of the borrower as each borrower was current in its loan payments at the time of the extension and had been current throughout the life of the loan. Further, in each case, before the extension was made, the Company verified that the borrower had sufficient funds available to continue to service the debt for the remainder of the term of the loan. Other than the extension of the loan maturity, no other modifications were made to the terms of the existing loan.

With regard to the three loans to one borrower at December 31, 2008, due to an error in completing the necessary paperwork, the borrower could not obtain the permit needed to begin the work in a timely fashion, which caused a delay in the completion of the project. The

Michael Clampitt

U.S. Securities and Exchange Commission

October 25, 2010

Company extended the loan term to allow the borrower time to finish the project. The extension was not due to the financial difficulties of the borrower. The borrower was current in its loan payments at the time of the extension and had been current throughout the life of the loan. Further, before the extension was made, the Company verified that the borrower had sufficient funds available to continue to service the debt for the remainder of the term of the loan. Other than the extension of the loan maturity, no other modifications were made to the terms of the existing loan.

All of these loans remain outstanding and are performing according to their terms, including being current on all payments.

Our Management, page 81

Comment No. 11:

Please revise this section to expand the disclosure of the individual’s business experience during the last five years and more fully discuss how that experience will serve you and the Board of Directors. Such information would include the names of any business or organization the directors and executive officers were employed by during the past five years, without any gaps. You should also include the positions/titles held by each person during those times along with a discussion of his or her primary responsibilities at each business or organization.

Response to Comment No. 11

Additional disclosure regarding the individual’s business experience during the last five years and how that experience will serve you and the Board of Directors has been added to pages 86 and 87 of the prospectus.

Annual Pay for Performance Program, page 86

Comment No. 12:

We note you disclose that performance goals established for your annual cash incentives were based on return on average assets, noninterest expense, earnings per share and deposit growth and what the weight of each performance measure was. Please revise your Registration Statement to disclose the targets, trigger values and actual results of these performance goals.

Response to Comment No. 12

The requested disclosure has been added to page 92 of the prospectus.

Michael Clampitt

U.S. Securities and Exchange Commission

October 25, 2010

How We Determined the Offering Range and the $8.00 Purchase Price, pages 113-116

Comment No. 13:

Please revise this section to specifically list the peer group companies that RP Financial used for comparison in the Appraisal.

Response to Comment No. 13

The requested disclosure has been added to page 121 of the prospectus.

Comment No. 14:

We note your disclosure that RP Financial places emphasis on the price-to-earnings and the price-to-book approaches and places lesser emphasis on the price-to-assets approaches in estimating pro forma market value. Please expand this discussion here, and elsewhere where appropriate to explain the reasons for RP Financial’s actions.

Response to Comment No. 14

Additional disclosure regarding the valuation approaches has been added to page 120 of the prospectus.

SI Financial Group Foundation, page 132

Comment No. 15:

Please clarify the first paragraph in the “Tax Considerations” paragraph of this section where you discuss “the contribution of common stock to SI Financial Group Foundation” with your other disclosures indicating that you are not contributing any common stock to the SI Financial Group Foundation.

Response to Comment No. 15

The disclosure on page 139 of the prospectus has been clarified to be consistent with the other disclosures in the document.

Michael Clampitt

U.S. Securities and Exchange Commission

October 25, 2010

Exhibit 1.3

Comment No. 16:

Please tell us your plans with respect to filing the final Agency Agreement, including the schedules and appendices thereto.

Response to Comment No. 16

We plan to file the final Agency Agreement in accordance with the requirements of Form 8-K, within four business days following its execution, which execution is expected to occur on the date the registration statement is declared effective.

*        *        *         *

The Company hereby acknowledges that:

•	the Company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this submission, please contact the undersigned at 202.508.5817.

Very truly yours,

/s/ Scott A. Brown

Scott A. Brown

cc:	Rheo A. Brouillard, President and Chief Executive Officer, SI Financial Group, Inc.
Eric Envall, U.S. Securities and Exchange Commission
Hugh West, U.S. Securities and Exchange Commission
Chris Harley, U.S. Securities and Exchange Commission
Victor L. Cangelosi, Kilpatrick Stockton LLP
Joseph J. Bradley, Kilpatrick Stockton LLP